

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 22, 2017

<u>Via E-mail</u>
Michael C. Forman
President and Chief Executive Officer
FS Real Estate Credit Income Trust, Inc.
201 Rouse Boulevard
Philadelphia, PA 19112

> **Re:** **FS Real Estate Credit Income Trust, Inc.**
> **Registration Statement on Form S-11**
> **Response Dated April 14, 2017**
> **File No. 333-216037**

Dear Mr. Forman:

We have reviewed your April 14, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2017 letter.

General

1. We note your response to our prior comments 3, 4, 7, 8, and 9. We will continue to monitor for these issues, as applicable.

Prospectus Cover Page

2. We note your response to our prior comment 5, however, Item 501(b)(3) of Regulation S-K requires a prospectus to include either a price or a description of the method used to calculate the price. You state that you expect that your NAV per share will be approximately $25. This is not a fixed price and it is unclear how the NAV method of pricing will allow an investor to determine the price prior to purchasing the security given that this is a blind pool offering. Please revise to provide a fixed offering price until

NAV is established; alternatively, explain how you will determine NAV at effectiveness as a blind pool, such that an investor can compute the price prior to purchasing securities.

Exhibit 5.1

3. Please revise assumption 6 to clarify that, as of the date of the opinion, you have a sufficient number of authorized shares of each class.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel, Office of Real
Estate and Commodities

Cc: Rosemarie A. Thurston, Alston & Bird LLP